

June 9, 2009

Via Facsimile and U.S. Mail

Mr. R. Drew Hulsey, Jr.
Chief Executive Officer
Piedmont Community Bank Group, Inc.
110 Bill Conn Parkway
Gray, Georgia 31032

> **Re: Piedmont Community Bank Group Inc.**
> **Schedule 13E-3**
> **Filed May 6, 2009**
> **File No. 005-82937**
>
> **Preliminary Proxy Statement on Schedule 14A**
> **Filed May 6, 2009**
> **File No. 000-52453**

Dear Mr. Hulsey:

        We have reviewed your filings and have the following comments. Where indicated, we think you should revise your documents in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

        Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Schedule 13E-3
General

1.   Throughout this schedule, you refer to an "Exhibit 1." It appears that no such exhibit exists. Please remove any references to Exhibit 1 and make clear that you are referring to the preliminary proxy statement that you filed with us on May 6, 2009.

2.   If approved, Piedmont will authorize a new class of shares and will provide for the reclassification of shares of common stock held by owners of 600 or less shares of

common stock into the new Class A Common Stock. Since you are effectively issuing new securities to your current common holders, explain in your response letter what exemption from Section 5 of the Securities Act of 1933 you are relying on to issue those new securities without registration of the offer. Describe all relevant facts that you believe support your reliance on any such exemption.

Item 13. Financial Statements

3.   In circumstances where the filing persons elect to incorporate by reference the information required by Item 1010(a) and (b), all of the summarized financial information required by Item 1010(c) must be disclosed in the document furnished to security holders. See Instruction 1 to Item 13 of Schedule 13E-3. In addition, please refer to telephone interpretation I.H.7 in the July 2001 supplement to our "Manual of Publicly Available Telephone Interpretations" that is available on the Commission's website at http://www.sec.gov for guidance on complying with a similar instruction in the context of a tender offer. Please revise to include the required summary financial statements.

4.   See last comment. It does not appear you have provided the ratio of earnings to fixed charges, computed in a manner consistent with Item 503(d) of Regulation S-K, as required by Item 1010(a)(3), nor have you provided the book value per share information as of the most recent balance sheet presented, as required by Item 1010(a)(3). Please revise your disclosure accordingly.

5.   We note your disclosure in this section providing that the "required pro forma information" is incorporated by reference to the section entitled "Special Factors" in your preliminary proxy statement. We are unable to locate any pro forma information disclosure in your preliminary proxy statement. Please advise us or provide the information required by Item 1010(b) of Regulation M-A.

Signature Page

6.   We note the signature page assigning power of attorney to R. Drew Hulsey by each of the filing persons identified on the cover page of the Schedule 13E-3, other than Piedmont Community. However, on the signature page to the Schedule 13E-3, it appears that Mr. Hulsey is only signing on behalf of Piedmont Community. Please revise the signature page to include the signature of every person identified as a filing person on the cover of the Schedule 13E-3.

Preliminary Proxy Statement
General

7.   We note that this proxy statement relates to an annual meeting where you will also consider the election of directors. Please tell us what consideration you have given with

regards to any obligations to post your proxy materials on a specified, publicly-accessible Internet Web site (other than the Commission's EDGAR Web site) and provide record holders with a notice informing them that the materials are available and explaining how to access those materials. Refer to Release 34-56135 available at http://www.sec.gov/rules/final/2007/34-56135.pdf.

8. Please revise to indicate that the proxy statement and form of proxy are preliminary copies. Refer to Rule 14a-6(e)(1).

9. We note your disclosure throughout the document stating that holders of Class A Common Stock, while losing their voting rights as common stock holders of the company, will be entitled to receive a dividend premium equal to 105% of any dividend paid on the common stock. We also note your disclosure on page 10 where you state that you "have never declared or paid cash dividends and cannot assure that we will be able to pay cash dividends in the foreseeable future." At the forepart of the proxy statement, including, but not limited to a Q&A, please provide disclosure similar to the disclosure quoted above.

Questions and Answers About and Summary Terms of the Proposals and the Annual Meeting, page 4

10. The summary term sheet should be in bullet point format and should highlight the most important terms of the transaction, with cross-references to more detailed discussion later in the proxy statement. See Item 1001 of Regulation M-A. At present, your summary term sheet is lengthy, generally not in bullet point and does not provide a cross-reference to a more detailed discussion later in the document for most of the information provided. Please revise.

Q: What does it mean for the company and our shareholders that the company will no longer be a public company and subject to federal securities laws reporting obligations?, page 7

11. We note your disclosure in the second to last sentence of this section indicating that "[b]ecause our stock has not historically been publicly traded on an exchange, we believe that the liquidity of the stock you hold in the company will not be significantly reduced." We also note similar disclosure throughout your document indicating liquidity of your common stock is limited. Please revise to explain whether your stock trades on the OTC Bulletin Board or via Pink Sheets.

Q: What are the terms of the Class A Common Stock?, page 9

12. Refer to the third column of the table included in this section entitled "Class A Common Stock." You state that Class A Common Stock holders would be entitled to vote "only as required by law." In the paragraph that follows the table, you refer the reader to the section entitled "Voting Rights" for enumeration of the specific voting rights of the Class

A Common Stock. However, we note that section, which is page 52 of your document, does not further enumerate what you mean by "only as required by law." Please revise your disclosure to explain under what law holders of Class A Common Stock are entitled to vote and also address what types of matters on which they are entitled to vote.

13.   You also disclose that holders of the Class A Common Stock are entitled to "5% premium on any dividends paid" on your common stock. This disclosure is inconsistent with your disclosure on page 6 where you indicate the premium is 105%. Please revise your disclosure accordingly.

Effect on Our Directors and Executive Officers, page 29

14.   We note your disclosure in the last full paragraph of this section where you disclose that "the Reclassification will not have a material effect on the value of our directors' and executive officers' interest in [y]our net book value per common equivalent share or net earnings per common equivalent share." Instruction 3 to Item 1013 of Regulation M-A requires an affiliate of the subject company disclose the effect of the Rule 13e-3 transaction on the affiliate's interest in the net book value and net earnings of the subject company in terms of both dollar amounts and percentages. Please revise your disclosure to provide for this information.

Effects of the Reclassification on Shareholders Receiving Class A Common Stock, page 30

15.   We note the disclosure you provide under the subsection entitled "Negative Effect." Please also disclose that holders of the Class A Common Stock will only be able to liquidate their shares via privately negotiated transactions.

Security Ownership of Management, page 47

16.   We note that both Messrs. Goolsby and Parker beneficially own over five percent of Piedmont's common stock as of February 19, 2009. We are unable to locate a beneficial ownership report for either of those individuals. Please advise us of the extent to which you may be aware of these potentially delinquent filings, or please direct our attention to the filings.

Proposal No. 3: Election of Class III Directors, page 54

17.   We note that you may introduce a substitute director nominee. Please note that a substitute nominee who is unnamed and to be designated by you at a later date is not a bona fide nominee. See Rule 14a-4(d)(1). Accordingly, we do not believe you are permitted to use proxies for the election of a substitute nominee to the Piedmont board in the event you are unable to serve. Therefore, to the extent you intend to have a substitute nominee, please revise the proxy statement to include the following information for the substitute nominee: (i) a representation pursuant to Rule 14a-4(d) that the substitute

nominees have consented to be named and to serve if elected; and (ii) the biographical information required under Item 7 of Schedule 14.

Forward Looking Statements, page 55

18.   Please advise us of the legal basis upon which Piedmont relies to disclaim any obligation to update or revise any forward-looking statements as stated in this section.

Information Incorporated by Reference, page 56

19.   Please revise this section to incorporate by reference your Quarterly Report on Form 10-Q for the first quarter that was filed on May 15, 2009.

20.   We note that you have incorporated by reference the information required by Item 13 of Schedule 14A. Please note that the information required by Item 13(a) may be incorporated by reference to the same extent as would be permitted by Form S-3 pursuant to Instruction E to Schedule 14A. It does not appear that your public float is sufficient and, therefore, it appears you are not eligible to incorporate by reference pursuant to Item 13(b)(1). Please advise us if you intend to rely upon Item 13(b)(2) to incorporate the required information by reference. If so, confirm that you will deliver the information incorporated by reference in the proxy statement to shareholders at the same time as you send them the proxy statement. Alternatively, revise the Schedule to include the information required by Item 13(a).

*   *   *

As appropriate, please amend your filings in response to these comments. You may wish to provide us with marked copies of any amendments to expedite our review. Please furnish a cover letter with your amendments that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing any amendments and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from each filing person acknowledging that:

• the filing person is responsible for the adequacy and accuracy of the disclosure in the filings;

Mr. R. Drew Hulsey, Jr.
Chief Executive Officer
Piedmont Community Bank Group, Inc.
June 9, 2009
Page 6

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

- the filing person may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

Please direct any questions to me at (202) 551-3621 or, in my absence, to Nicholas Panos, Senior Special Counsel, at (202) 551-3266. You may also contact me via facsimile at (202) 772-9203. Please send all correspondence to us at the following ZIP code: 20549-3628.

Sincerely,

Song Brandon
Special Counsel
Office of Mergers & Acquisitions

VIA FACSIMILE (404-962-6300)
cc: Michael P. Marshall, Jr., Esq.
        Miller & Martin PLLC